FLEURS DE VIE, INC.
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005
212-232-0120

January 29, 2009

VIA EDGAR
Division of Corporate Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ta Tanisha Meadows, Staff Accountant

Re: Fleurs De Vie, Inc.
       Item 4.01 Form 8-K, filed on January 27, 2009
       File No. 333-131084

Dear Ms. Meadows:

This letter sets forth our responses on behalf of Fleurs De Vie, Inc., a Nevada corporation (the “Company”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the ”Commission”) by letter dated January 29, 2009 ("Comments Letter") concerning the Company’s current report on Form 8-K (File No. 333-131084) filed with the Commission on January 27, 2009 (the “Filing”).

Item 4.01 Form 8-K filed on January 27, 2008

1.	Please include the date of the report, representing the date of the earliest event reported on the cover page. Refer to Form 8-K

Response:

                In response to the above comment, we will state on the cover page that the date of the report, representing the date of the earliest event reported as January 27, 2009.

We also will file an amendment to the Form 8-K filed on January 27, 2009. The Amendment will contain the the date of the report, "January 27, 2009", representing the date of the earliest event reported, on the cover page.

2.	Please disclose the date you engaged Paritz & Company, P.A. Refer to Item 304(a)(2) of Regulation S-K.

Response:

               In response to the above comment, Fleurs De Vie, Inc. engaged Paritz & Company, P.A. as its new independent registered public accounting firm on January 27, 2009.

               We also will file an amendment to the Form 8-K filed on January 27, 2009. The Amendment will contain the the date the Company engaged Paritz & Company on "January 27, 2009".

Moreover, per your Comments, the Company acknowledges the following:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
● the Company may not assert staff comments as a defense in any proceeding initiated by the Commission for any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact
Peter D. Zhou at 212-232-0058

Sincerely,
Fleurs De Vie, Inc
/s/ Wang Yongjun
Wang Yongjun, Chief Financial Officer